NO ACT

DC 1-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 12, 2008

Eric N. Litzky
Vice President – Corporate Governance
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/12/2008

Re: American International Group, Inc.
Incoming letter dated January 15, 2008

Dear Mr. Litzky:

This is in response to your letters dated January 15, 2008 and January 18, 2008 concerning the shareholder proposal submitted to AIG by William Steiner. We also have received letters on the proponent's behalf dated January 15, 2008 and January 19, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS

AIG

TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

January 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2008 annual meeting of shareholders by William Steiner, on behalf of John Chevedden (the "Proponent"). The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal may be omitted from the Proxy Materials as the Company will have substantially implemented the Proposal prior to the filing of its definitive Proxy Materials, thereby rendering the Proposal moot.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal reads, in relevant part:

Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

Grounds for Omission

The Proposal will already be substantially implemented prior to the Company mailing its definitive Proxy Materials (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy materials "[i]f the company has already substantially implemented the proposal." A proposal need not be "fully effected" by the company, as long as it is "substantially implemented." Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 20,091, [1983–1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205 (Aug. 16, 1983). According to the Commission, the Rule 14a-8(i)(10) exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 12,598, [1976–1977 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (July 7, 1976). Thus, when a company can demonstrate that it will be adopting resolutions that compare favorably with the proposal, the Staff has concurred that the proposal is substantially implemented and, therefore, can be considered moot. *See, e.g.*, Intel, Corp., SEC No-Action Letter, 2003 WL 1560161, at *1 (Mar. 11, 2003).

Prior to the filing of its definitive Proxy Materials, a majority by-law substantially in the form attached as Annex B will be presented to the Company's Board of Directors for adoption.[1] As explained below, this by-law compares favorably with the Proposal. Consequently, by the time the Proxy Materials are mailed, the Company will

[1] The fact that the Board has not yet adopted the by-law will not preclude no-action relief so long as the Company files a supplementary letter with the Staff indicating that the action has been taken. *See, e.g.*, Masco, Corp., SEC No-Action Letter, 1999 WL 176941, at *1 (Mar. 29, 1999). Upon adoption by the Board, the Company will file a supplementary letter with the Staff confirming that the by-law has been adopted.

have already substantially implemented the Proposal, and there will be no reason for the shareholders to consider the Proposal.

The Proposal asks that the Company adopt a by-law specifying that "the election of our directors . . . be decided by a majority of the votes cast." The by-law the Company intends to adopt will state, "each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted 'for' a nominee must exceed the number of shares voted 'against' such nominee)," as set forth in Annex B. The Proposal also requests that a "plurality vote standard [be] used in those director elections in which the number of nominees exceeds the number of directors to be elected." The by-law the Company will adopt reads, "provided that the directors shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting involving a contested election for one or more directors (meaning more directors have been nominated for election than directorship positions available)." Thus, the Company's proposed by-law directly favorably addresses both of the substantive provisions of the Proposal. The only non-substantive difference between the Proposal and the Company's proposed by-law is that the by-law the Company will adopt is subject to the Company's Certificate of Incorporation. This is not significant since the Company's Certificate of Incorporation has no provision that will affect the enforceability of the by-law amendment.

For the foregoing reasons, the Company believes that its proposed by-law compares favorably with the Proposal and gives full effect to its substantive provisions. The Staff has concurred that a substantially similar proposal could be properly excluded pursuant to Rule 14a-8(i)(10) when the company had already implemented a majority voting by-law that compared favorably with that proposal. *See* AT&T, Inc. (TelCo Retirees), SEC No-Action Letter, 2007 WL 224973, at *1, 2-3 (Jan. 18, 2007); Citigroup, Inc., SEC No-Action Letter, 2007 WL 754965 (Mar. 8, 2007). Accordingly, the Company believes, and respectfully requests that the Staff concur in its belief, that the Proposal has been substantially implemented and may be excluded from the Proxy Materials.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, including Annexes A and B, of its intention to omit the Proposal from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 4, 2008.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and

Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Eric N. Litzky
Vice President – Corporate Governance

(Enclosures)

cc: Anastasia D. Kelly
Kathleen E. Shannon
(American International Group, Inc.)

John Chevedden
William Steiner

ANNEX A

(Please see the attached.)

[AIG: Rule 14a-8 Proposal, November 20, 2007]

3 – Directors to be Elected by Majority Vote Bylaw

Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy.

In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. A majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies have adopted a majority vote standard in company by-laws. This includes Intel, Dell, Motorola, Texas Instruments, Wal-Mart, Safeway, Home Depot, Gannett, Marathon Oil, and Supervalu.

William Steiner, Piermont, NY, said that it is significant that more than one-hundred (122) shareholder proposals on this topic won an impressive 49% average yes-vote in 2007. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic. Leading proxy advisory firms also recommended voting in favor of this proposal topic.

Directors to be Elected by Majority Vote Bylaw –
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

ANNEX B

(Please see the attached.)

Except as may be otherwise required by the Certificate of Incorporation, each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting involving a contested election for one or more directors (meaning more directors have been nominated for election than directorship positions available). The Corporation's Corporate Governance Guidelines contain the Corporation's policy regarding the director resignation process.

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS

AIG

TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

January 18, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: American International Group, Inc. — Omission <u>of Shareholder Proposal Pursuant to Rule 14a-8</u>

Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission by American International Group, Inc. (the "Company"). The Company submitted a request for no-action relief to the Staff on January 15, 2008, a copy of which is attached as Annex I (the "January 15th Letter"), relating to a proposal (the "Proposal") submitted for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders by William Steiner, on behalf of John Chevedden (the "Proponent").

In the January 15th Letter, the Company indicated that its Board would be presented with a proposed by-law amendment that would substantially implement the Proposal. This letter is being submitted to inform the Staff that the Company's Board of Directors approved an amendment to the by-laws on January 16, 2008, in the form set forth in Annex B to the January 15, 2008 Letter, along with an amendment to the Company's Corporate Governance Guidelines in the form attached as Annex II hereto.

If you have any questions regarding this letter or the no-action request, or need any additional information, please telephone the undersigned at (212) 770-6918.

Pursuant to Rule 14a-8(i), we have enclosed 5 additional copies of this supplemental letter. In accordance with Rule 14a-8(j), a copy of this supplemental letter is also being mailed on this date to the Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Eric N. Litzky
Vice President – Corporate Governance

(Enclosures)

cc: Anastasia D. Kelly
Kathleen E. Shannon
(American International Group, Inc.)

John Chevedden
William Steiner

ANNEX I

(Please see the attached)

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, N.Y. 10270

ERIC N. LITZKY
VICE PRESIDENT - CORPORATE GOVERNANCE
SPECIAL COUNSEL AND SECRETARY
TO THE BOARD OF DIRECTORS

AIG

TEL: 212-770-6918
FAX: 212-785-1584
ERIC.LITZKY@AIG.COM

January 15, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2008 annual meeting of shareholders by William Steiner, on behalf of John Chevedden (the "Proponent"). The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal may be omitted from the Proxy Materials as the Company will have substantially implemented the Proposal prior to the filing of its definitive Proxy Materials, thereby rendering the Proposal moot.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal reads, in relevant part:

Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected.

Grounds for Omission

The Proposal will already be substantially implemented prior to the Company mailing its definitive Proxy Materials (Rule 14a-8(i)(10))

Rule 14a-8(i)(10) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy materials "[i]f the company has already substantially implemented the proposal." A proposal need not be "fully effected" by the company, as long as it is "substantially implemented." Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 20,091, [1983–1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,205 (Aug. 16, 1983). According to the Commission, the Rule 14a-8(i)(10) exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Proposed Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Exchange Act Release No. 12,598, [1976–1977 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 80,634, at 86,600 (July 7, 1976). Thus, when a company can demonstrate that it will be adopting resolutions that compare favorably with the proposal, the Staff has concurred that the proposal is substantially implemented and, therefore, can be considered moot. *See, e.g.*, Intel, Corp., SEC No-Action Letter, 2003 WL 1560161, at *1 (Mar. 11, 2003).

Prior to the filing of its definitive Proxy Materials, a majority by-law substantially in the form attached as Annex B will be presented to the Company's Board of Directors for adoption.[1] As explained below, this by-law compares favorably with the Proposal. Consequently, by the time the Proxy Materials are mailed, the Company will

[1] The fact that the Board has not yet adopted the by-law will not preclude no-action relief so long as the Company files a supplementary letter with the Staff indicating that the action has been taken. *See, e.g.*, Masco, Corp., SEC No-Action Letter, 1999 WL 176941, at *1 (Mar. 29, 1999). Upon adoption by the Board, the Company will file a supplementary letter with the Staff confirming that the by-law has been adopted.

have already substantially implemented the Proposal, and there will be no reason for the shareholders to consider the Proposal.

The Proposal asks that the Company adopt a by-law specifying that "the election of our directors . . . be decided by a majority of the votes cast." The by-law the Company intends to adopt will state, "each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted 'for' a nominee must exceed the number of shares voted 'against' such nominee)," as set forth in Annex B. The Proposal also requests that a "plurality vote standard [be] used in those director elections in which the number of nominees exceeds the number of directors to be elected." The by-law the Company will adopt reads, "provided that the directors shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting involving a contested election for one or more directors (meaning more directors have been nominated for election than directorship positions available)." Thus, the Company's proposed by-law directly favorably addresses both of the substantive provisions of the Proposal. The only non-substantive difference between the Proposal and the Company's proposed by-law is that the by-law the Company will adopt is subject to the Company's Certificate of Incorporation. This is not significant since the Company's Certificate of Incorporation has no provision that will affect the enforceability of the by-law amendment.

For the foregoing reasons, the Company believes that its proposed by-law compares favorably with the Proposal and gives full effect to its substantive provisions. The Staff has concurred that a substantially similar proposal could be properly excluded pursuant to Rule 14a-8(i)(10) when the company had already implemented a majority voting by-law that compared favorably with that proposal. *See* AT&T, Inc. (TelCo Retirees), SEC No-Action Letter, 2007 WL 224973, at *1, 2-3 (Jan. 18, 2007); Citigroup, Inc., SEC No-Action Letter, 2007 WL 754965 (Mar. 8, 2007). Accordingly, the Company believes, and respectfully requests that the Staff concur in its belief, that the Proposal has been substantially implemented and may be excluded from the Proxy Materials.

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter, including Annexes A and B, of its intention to omit the Proposal from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 4, 2008.

The Company hereby respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Proposal and

Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Eric N. Litzky
Vice President – Corporate Governance

(Enclosures)

cc: Anastasia D. Kelly
Kathleen E. Shannon
(American International Group, Inc.)

John Chevedden
William Steiner

ANNEX A

(Please see the attached.)

[AIG: Rule 14a-8 Proposal, November 20, 2007]

3 – Directors to be Elected by Majority Vote Bylaw

Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy.

In order to provide shareholders a meaningful role in director elections, our company's director election vote standard should be changed to a majority vote standard. A majority vote standard would require that a nominee receive a majority of the votes cast in order to be elected. The standard is particularly well-suited for the vast majority of director elections in which only board nominated candidates are on the ballot. A majority vote standard in board elections would establish a challenging vote standard for board nominees and improve the performance of individual directors and entire boards.

In response to strong shareholder support for a majority vote standard in director elections, an increasing number of companies have adopted a majority vote standard in company by-laws. This includes Intel, Dell, Motorola, Texas Instruments, Wal-Mart, Safeway, Home Depot, Gannett, Marathon Oil, and Supervalu.

William Steiner, Piermont, NY, said that it is significant that more than one-hundred (122) shareholder proposals on this topic won an impressive 49% average yes-vote in 2007. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. The Council sent letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic. Leading proxy advisory firms also recommended voting in favor of this proposal topic.

Directors to be Elected by Majority Vote Bylaw –
Yes on 3

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

ANNEX B

(Please see the attached.)

Except as may be otherwise required by the Certificate of Incorporation, each director shall be elected by the vote of the majority of the votes cast (meaning the number of shares voted "for" a nominee must exceed the number of shares voted "against" such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors shall be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting involving a contested election for one or more directors (meaning more directors have been nominated for election than directorship positions available). The Corporation's Corporate Governance Guidelines contain the Corporation's policy regarding the director resignation process.

ANNEX II

(Please see the attached)

Voting for Directors. The Board shall nominate for election as directors only incumbent candidates who have tendered, prior to the mailing of the proxy statement for the annual meeting at which they are to be re-elected as directors, irrevocable resignations authorized by Section 141(b) of the Delaware General Corporation Law that will be effective upon (i) the failure to receive the required vote at any annual meeting at which they are nominated for re-election and (ii) Board acceptance of such resignation. In addition, the Board shall fill director vacancies and new directorships only with candidates who agree to tender, at or prior to the time of their appointment to the Board, the same form of resignation tendered by other directors in accordance herewith. The Nominating and Corporate Governance Committee shall consider such irrevocable resignation and shall recommend to the Board the action to be taken. Any director whose resignation is under consideration shall not participate in the Nominating and Corporate Governance Committee recommendation regarding whether to accept the resignation. The Board shall accept such resignation unless it determines that the best interests of the Corporation and its shareholders would not be served by doing so. The Board shall take action within 90 days following certification of the vote, unless such action would cause AIG to fail to comply with any requirement of the New York Stock Exchange or any rule or regulation promulgated under the Securities Exchange Act of 1934, in which event AIG shall take action as promptly as is practicable while continuing to meet such requirements. The Board will promptly disclose its decision and the reasons therefore, in a periodic or current report filed with the Securities and Exchange Commission.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 19, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 American International Group, Inc. (AIG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

This responds to the company January 18, 2008 no action request supplement regarding the resolution that states:

> Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy.

The company now submits evidence that it adopted Corporate Governance Guidelines with great potntila to defeat the purpose of this rule 14a-8 proposal by allowing directors to remain in office for their full-unelected terms after failure to obtain a majority vote.

The avoidance text in the company Guidelines is (italics added):
"The Board shall accept such resignation *unless it determines that the best interests of the Corporation and its shareholder would not be served by doing so*."

Thus the Board has unlimited liberty to ignore a majority of withheld votes of shareholders for some vague reason.

The invincibility of the unlimited liberty of the board under such vague language is supported by the following quote:
"So even though the black letter law says that managers have a strict duty to maximize shareholder return, the business judgment rule weakens the obligation by making it very difficult for courts to enforce it."
Source: The Failure of Corporate Law, Kent Greenfield, p. 224

The company also materially omits a statement that the one paragraph "Voting for Directors" Guideline is the entirety of Guidelines that apply or have just been adopted.

Additionally, there is no text in the bylaw to state that the Certificate of Incorporation has no provision that will affect the enforceability of the by-law amendment.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Eric Litzky <Eric.Litzky@AIG.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 15, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 American International Group, Inc. (AIG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

This responds to the materially incomplete company January 15, 2008 no action request regarding the resolution that states:

> Resolved: Directors to be Elected by Majority Vote Bylaw. Shareholders request that our company adopt a bylaw specifying that the election of our directors shall be decided by a majority of the votes cast, with a plurality vote standard used in those director elections in which the number of nominees exceeds the number of directors to be elected. The Securities and Exchange Commission said there is a substantive distinction between a bylaw and a policy.

The company no action request is materially incomplete as follows:
The company has not adopted any proposed bylaw
The company does not even give a date for adoption.
There are no Corporate Governance Guidelines provided.
Thus the company could adopt Corporate Governance Guidelines which could defeat the purpose of this rule 14a-8 proposal by allowing directors to remain in office after failure to obtain a majority vote.
There is no text in the bylaw to state that the Certificate of Incorporation has no provision that will affect the enforceability of the by-law amendment.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Eric Litzky <Eric.Litzky@AIG.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: American Insurance Group, Inc.
Incoming letter dated January 15, 2008

The proposal requests that the company adopt a bylaw specifying that the election of directors be decided by a majority of the votes cast.

There appears to be some basis for your view that AIG may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if AIG omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Craig Slivka
Attorney-Adviser

END